Exhibit 99.1

Silvercorp Clarifies OreCorp Offer Intentions

Trading Symbol: TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, March 10, 2024 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) today wishes to inform its shareholders, and shareholders of OreCorp Limited ("OreCorp") (ASX:ORR), that it intends to file a third supplementary bidder statement to indicate that the Company will not waive its 50.1% minimum acceptance condition (the "Condition") relating to its off-market takeover bid for all of the ordinary shares in OreCorp that it does not already own (the "Offer") in exchange for consideration comprising 0.0967 common shares of Silvercorp and A$0.19 cash per OreCorp share (the "Consideration"). The supplementary bidder's statement will be lodged with the Australian Securities and Investments Commission. Silvercorp's Offer is currently open for acceptances until 7:00 pm (Sydney time) on 22 March 2024, unless further extended or withdrawn in accordance with the Corporations Act (the "Offer Period").

As a result of Silvercorp's intention not to waive the Condition, OreCorp shareholders who accept the Offer prior to the end of the Offer Period will have confirmation and comfort that unless the Condition is satisfied, Silvercorp will, at the end of the Offer Period:

  Rescind all contracts resulting from acceptances of the Offer and OreCorp shareholders will in that event retain their OreCorp shares; or
  Elect to extend the Offer Period. In this case, if the time when Silvercorp has to meet its obligations under the Offer is postponed for more than 1 month from the original expiry date, OreCorp shareholders who have accepted the Offer prior to that extension will be entitled to withdraw their acceptance and retain their OreCorp shares.

Silvercorp is declaring its intention not to waive the Condition in order to enhance the attractiveness of its Offer by providing OreCorp shareholders with the opportunity to realize upon the current superior value of Silvercorp's Offer, while at the same time protecting OreCorp shareholders by eliminating the risk that by accepting the Offer:

  Accepting shareholders will become a shareholder of a company that only holds a minority interest in OreCorp; or
  That Silvercorp might take up the OreCorp shares accepted under the Offer and then use them to accept a competing offer.

In the event where Silvercorp has received acceptances from more than 50.1% of shareholders, Silvercorp would take up all shares accepted that it did not previously own for the Consideration. In addition to protecting all shareholders' interests, Silvercorp believes that ensuring the Condition remains in place will assist to bring a timely resolution to its Offer.

The Company encourages all OreCorp shareholders who have not already accepted the Silvercorp Offer to do so without delay.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.
Lon Shaver
President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian and US securities laws (collectively, "forward-looking statements"). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: the Company's off-market takeover bid for all of the ordinary shares in OreCorp; regulatory approvals, global economic and social impact of COVID-19; fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company's existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form under the heading "Risk Factors" and in the Company's Annual Report on Form 40-F, and in the Company's other filings with Canadian and U.S. securities regulators.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  Accordingly, readers should not place undue reliance on forward-looking statements.

The Company's forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional information related to the Company, including Silvercorp's Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.silvercorpmetals.com.

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 18:00e 10-MAR-24